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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number  000-08762

                          NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K    [_] Form 11-K     [_] Form 20-F   [_] Form 10-Q
[_]  Form N-SAR
For Period Ended:     March 31, 2001
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[_]  Transition Report on Form 10-K      [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F      [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:
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                        Part I.  Registrant Information

Full name of registrant    Odetics, Inc.
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Former name if applicable: N/A
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Address of principal executive office (Street and number)

 1515 South Manchester Road
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City, State and Zip Code    Anaheim, CA  92802
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                        Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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     (c) The accountant's statement or other exhibit required by Rule 12b-
     25(c) has been attached if applicable.

                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Due to certain unresolved issues in a pending transaction that will affect the presentation of the Company's financial statements, the Company is unable to finalize its financial statements for the year ended March 31, 2001 at this time. The Company expects to have these issues resolved within the next fifteen days.

                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

  Gregory A. Miner                                               (714) 780-7803
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      (Name)                                     (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As disclosed in the Company's press release dated May 15, 2001, the Company announced it will incur increased losses for the year ended March 31, 2001 as compared to March 31, 2000.


                                 Odetics, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 29, 2001                   By: /s/ Gregory A. Miner
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                                             Name:  Gregory A. Miner
                                             Title: Chief Operating Officer and
                                                    Chief Financial Officer

                                       2.